UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Kosmos Energy Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

500688106
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 500688106	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vaughan Nelson Investment Management, L.P. 04-3304963

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,557,968

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
20,315,468

	8	SHARED DISPOSITIVE POWER
6,201,792

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,517,260 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.76%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP 500688106	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vaughan Nelson Investment Management, Inc. 04-3304959

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,557,968

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
20,315,468

	8	SHARED DISPOSITIVE POWER
6,201,792

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,517,260 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.76%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP 500688106	Page 4 of 7 Pages

Item 1(a).	Name of Issuer: Kosmos Energy Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 8176 Park Lane Suite 500 Dallas, Texas 75231
Item 2(a).	Name of Person(s) Filing: Vaughan Nelson Investment Management, L.P. (“Vaughan Nelson”) Vaughan Nelson Investment Management, Inc. (“General Partner”)
Item 2(b).	Address of Principal Business Office or, if None, Residence: Both Vaughan Nelson and the General Partner maintain their principal offices at: 600 Travis Street, Suite 3800 Houston, Texas 77002
Item 2(c).	Citizenship: Vaughan Nelson is a Delaware limited partnership. The General Partner is a Delaware corporation.
Item 2(d).	Title of Class of Securities: Common Shares
Item 2(e).	CUSIP Number: 500688106
Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	☒	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

CUSIP 500688106	Page 5 of 7 Pages

Item 4.
Ownership:

By reason of investment advisory relationships with the person who owns the shares, Vaughan Nelson may be deemed to be the beneficial owner of the reported shares of the Issuer’s common shares. Vaughan Nelson Investment Management, Inc., as General Partner of Vaughan Nelson, may be deemed the indirect beneficial owner of the reported shares of the Issuer’s common shares. Both Vaughan Nelson and Vaughan Nelson Investment Management, Inc. disclaim beneficial ownership of the reported shares of the Issuer’s common shares.

	(a)	Amount beneficially owned: 26,517,260
	(b)	Percent of class: 5.76%
	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 13,557,968
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 20,315,468
(iv) Shared power to dispose or to direct the disposition of: 6,201,792
Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6.
Ownership of More than Five Percent on Behalf of Another Person:

Various persons, as investment advisory clients of Vaughan Nelson,  have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.  To the knowledge of Vaughan Nelson, no one such person’s interest in the common stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable

CUSIP 500688106	Page 6 of 7 Pages

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.
Certification:

Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 26th day of January, 2024.

Vaughan Nelson Investment Management, L.P.

By:	/s/ Carlos Gonzalez
By: Carlos Gonzalez
Its: Chief Compliance Officer

Vaughan Nelson Investment Management, Inc.

By:	/s/ Carlos Gonzalez
By: Carlos Gonzalez
Its: Chief Compliance Officer

CUSIP 500688106	Page 7 of 7 Pages

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the common shares of  Kosmos Energy Ltd. that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 26th day of  January, 2024.

Vaughan Nelson Investment Management, L.P.

By:	/s/ Carlos Gonzalez
By: Carlos Gonzalez
Its: Chief Compliance Officer

Vaughan Nelson Investment Management, Inc.

By:	/s/ Carlos Gonzalez
By: Carlos Gonzalez
Its: Chief Compliance Officer